SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

GETTY IMAGES, INC.

(Name of Issuer)

Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

374276 10 3

(CUSIP Number)

Jan D. Moehl Getty Investments L.L.C. 1325 Airmotive Way, Suite 262 Reno, Nevada 89502-3420 (775) 348-0111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Mark J. Jenness, Esq. Sutton Place Investments 101 Huntington Avenue Suite 2575 Boston, MA 02199-7669 (617) 217-3500

October 4, 2006
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

CUSIP No. 374276 10 3	13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Getty Investments L.L.C. 88-0369635
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,273,301
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,273,301
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,273,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON OO

   Item 1. Security and Company

     The class of equity securities to which this Amendment No. 4 to Schedule 13D (this “Amendment”) relates is the common stock, par value $0.01 per share (“Shares”), of Getty Images, Inc., a Delaware corporation (“Issuer”). The principal executive offices of the Issuer are located at 601 N. 34th Street, Seattle, Washington 98103.

   Item 2. Identity and Background

     This Amendment is being filed in connection with the merger of Getty Investments L.L.C., a Delaware limited liability company (“Old Getty Investments”), with and into Getty Investments Continuation L.L.C., a Delaware limited liability company (“New Getty Investments”).

      In connection with the foregoing, Item 2 is hereby amended in its entirety as follows:

     The principal offices of New Getty Investments are located at 1325 Airmotive Way, Suite 262, Reno, Nevada, 89502-3240. New Getty Investments was formed with the objective of continuing Old Getty Investments, which would have otherwise terminated on October 5, 2006. On October 4, 2006, Old Getty Investments was merged with and into New Getty Investments. Upon the consummation of the merger, the existence of Old Getty Investments ceased, New Getty Investments survived and the name of New Getty Investments was changed to Getty Investments L.L.C. Old Getty Investments was formed with the objective of investing in Getty Communications plc (“Getty Communications”). The Issuer was formed on February 9, 1998, when the business of Getty Communications and PhotoDisc, Inc. were combined under a scheme of arrangement and merger.

     The members of New Getty Investments are three Getty family trusts (the “New Getty Members”). The New Getty Members are the Cheyne Walk Trust, the Ronald Family Trust A and the Ronald Family Trust B. The New Getty Members own, collectively, 100% of the membership interests of New Getty Investments, with the Cheyne Walk Trust, the Ronald Family Trust A and the Ronald Family Trust B owning 55.2%, 24.4% and 20.4%, respectively. The members of Old Getty Investments were five Getty family trusts (the “Old Getty Members”). The Old Getty Members were the Cheyne Walk Trust, the Ronald Family Trust A, the Ronald Family Trust B, the Orpheus Trust and the Pleiades Trust. The Old Getty Members owned, collectively, 100% of the membership interests of Old Getty Investments, with the Cheyne Walk Trust, the Ronald Family Trust A, the Ronald Family Trust B, the Orpheus Trust and the Pleiades Trust owning 47.4%, 21.0%, 17.6%, 8.0% and 6.0%, respectively.

     Prior to July 16, 2003, Transon Ltd. (“Transon”) was a member of Old Getty Investments, holding a 10.71% membership interest. Transon is a nominee company for Sir Paul Getty, who died on April 17, 2003. On July 16, 2003, Old Getty Investments redeemed Transon’s membership interest in full at a redemption price of $30,510,883, representing Transon’s proportionate interest in the Shares owned by Old Getty Investments at the price of $29.60 per share (the price of the publicly traded Shares reported on the New York Stock Exchange at the close of business on April 17, 2003). The redemption of Transon’s membership interest in Old Getty Investments was endorsed by the Old Getty Members, which made additional capital commitments to fund the redemption price to Transon. This redemption did not affect Old Getty Investments’ ownership of the Shares.

     Prior to July 1, 2004, the Gordon P. Getty Trust was a member of Old Getty Investments, holding a 14.0% membership interest. Pursuant to an Assignment and Assumption Agreement, dated as of June 30, 2004, the Gordon P. Getty Family Trust transferred and assigned 4/7 of its interest in Old Getty Investments to the Orpheus Trust and 3/7 of its interest in Old Getty Investments to the Pleiades Trust. The Orpheus Trust and the Pleiades Trust are the result of the partitioning of the Gordon P. Getty Trust. This assignment and assumption did not affect Old Getty Investments’ ownership of the Shares.

     Old Getty Investments was governed by the Restated Limited Liability Company Agreement of Getty Investments L.L.C., among the Old Getty Members and 525 Investments Limited (a former member of Old Getty Investments and the predecessor in interest to Transon, whose interest in Old Getty Investments was redeemed on July 16, 2003), dated as of February 9, 1998, and amended on October 26, 1999, November 1, 2001, July 1, 2003, October 5, 2003 and July 1, 2004 (the “Old Getty Investments Company Agreement”). The operating agreement of New Getty Investments dated October 4, 2006 among the New Getty Members (the “New Getty Investments Company Agreement”) is substantially the same as the Old Getty Investments Company Agreement except for differences related to the number of members, the proportionate interests of the members and other changes related thereto.

     The New Getty Investments Company Agreement provides that the board of directors of New Getty Investments will consist of five directors. Each member (with the Ronald Family Trust A and Ronald Family Trust B being combined for this purpose) can appoint and replace two directors for so long as the member maintains a 10% ownership interest in New Getty Investments. The fifth director is Jonathan Klein for so long as he remains the chief executive officer of the Issuer. In the event Jonathan Klein ceases to be the chief executive officer of the Issuer, the fifth directorship position will be eliminated unless and until a majority in interest of the members votes to appoint a successor to fill such position. Mark Getty will serve as the chairman of the board of New Getty Investments for so long as he serves as a director of New Getty Investments.

     Unless otherwise provided in the New Getty Investments Company Agreement, actions by the company are taken by the vote or consent of its board of directors, acting by a simple majority of the total number of directors (i.e., three directors). Notwithstanding the foregoing, any decisions regarding the purchase, sale, disposition, pledge or encumbrance of Shares or other material assets of New Getty Investments requires the advance approval of a majority in interest of the members.

     The term of the New Getty Investments Company Agreement ends on October 5, 2007 unless earlier terminated upon the written agreement of a majority in interest of the members.

     The directors and executive officer of New Getty Investments are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

      (i) name;

      (ii) business address;

     (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

      (iv) citizenship.

     During the last five years, neither New Getty Investments nor any person named in Schedule I attached hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 5. Interest in Securities of Issuer

      Item 5 is hereby amended in its entirety as follows:

     Based on the most recent information available to New Getty Investments, New Getty Investments is deemed to beneficially own the number of Shares and the percentage of outstanding Shares listed in the responses to Items 11 and 13, respectively, on the cover page filed herewith, and such responses are incorporated by reference herein. New Getty Investments does not share voting power or dispositive power with any other person or entity.

     The following individuals listed on Schedule I attached hereto are beneficial owners of Shares with respect to which New Getty Investments disclaims beneficial ownership:

     Mark H. Getty is the beneficial owner of 15,000 Shares, as well as an additional 446,350 Shares that he may acquire through the Options Settlement, a revocable grantor trust of which he is the sole primary beneficiary, on the exercise of outstanding options that presently are exercisable. He has sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such Shares. He may also be deemed to be the beneficial owner of the following shares: 622,602 Shares held by Abacus (C.I.) Limited as Trustee of The October 1993 Trust; 24,377 shares held by the Cheyne Walk Trust; and 7,313 shares held by the Ronald Family Trust B.

     Jonathan D. Klein is the beneficial owner of 7,500 Shares, as well as an additional 993,000 Shares that he may acquire on the exercise of outstanding options that presently are exercisable. He has sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such Shares. He may also be deemed to be the beneficial owner of the following shares: 900 Shares held by his children, for which he disclaims beneficial ownership, and 101,002 shares held by The Klein Family Trust.

     Tara G. Getty is the beneficial owner of 1,650 Shares. He has the sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such Shares.

     Pierre du Preez is the beneficial owner of no Shares.

      Alexander Waibel is the beneficial owner of no Shares.

     Jan D. Moehl is the beneficial owner of 23,500 Shares. He shares, with Kathleen W. Moehl, the power to vote (or direct the vote of) and the power to dispose of (or direct the disposition of) all of such Shares.

     Except as described herein, neither New Getty Investments nor any party referred to above, has acquired or disposed of, or entered into any other transaction with respect to, any Shares during the past 60 days.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Item 6 is hereby amended to include the following:

     The Old Getty Members and Old Getty Investments entered into a Fifth Amendment to Restated Limited Liability Company Agreement, dated as of July 1, 2004 (the “Fifth Amendment”). The Fifth Amendment provides for the transfer and assignment by the Gordon P. Getty Trust of 4/7 of its interest in Old Getty Investments to the Orpheus Trust and 3/7 of its interest in Old Getty Investments to the Pleiades Trust and for the assumption of such interests by the Orpheus Trust and the Pleiades Trust. The Fifth Amendment also provides that the Orpheus Trust and the Pleiades Trust are combined for the purpose of being able to appoint and replace two directors on the board of directors of Old Getty Investments for so long as such members maintain a 10% combined ownership interest in Old Getty Investments.

     On October 4, 2006, the New Getty Members entered into the New Getty Investments Company Agreement, which is described in Item 2.

     New Getty Investments and Old Getty Investments entered into a merger agreement, dated as of October 4, 2006 (the “Merger Agreement”). Pursuant to the Merger Agreement, Old Getty Investments was merged with and into New Getty Investments. Upon the consummation of the merger, the existence of Old Getty Investments ceased, New Getty Investments survived and the name of New Getty Investments was changed to Getty Investments L.L.C. The interests of the Orpheus Trust and the Pleiades Trust in Old Getty Investments were, by virtue of the merger, cancelled and each of the Orpheus Trust and the Pleiades Trust received the right to its proportionate share of the cash and Shares held by Old Getty Investments immediately prior to the merger, as well as its proportionate share of any actual cash proceeds if and when received by New Getty Investments in respect of any contractual rights or other assets held by Old Getty Investments immediately prior to the merger. The interests of the other Old Getty Members in Old Getty Investments were cancelled without consideration.

     Pursuant to the Merger Agreement, New Getty Investments succeeded to and possesses all the assets and property of Old Getty Investments, including the Shares, and all the rights, privileges and powers of Old Getty Investments, including (i) a Stockholders’ Agreement, dated as of February 9, 1998, as amended, among Getty Investments L.L.C., Mark Getty, Jonathan Klein, The October 1993 Trust, Crediton Limited, PDI L.L.C., Mark Torrance and Wade Ballinger (the “Stockholders’ Agreement”), (ii) a Registration Rights Agreement, dated as of February 9, 1998, as amended, between Getty Images, Inc. and Getty Investments L.L.C. (the “Registration Rights Agreement”), (iii) a Getty Investments Indemnity Agreement, dated as of November 22, 1999, between Getty Investments L.L.C., Getty Images, Inc. and the investors named therein (the “Indemnity Agreement”) and (iv) a Restated Option Agreement, dated February 9, 1998, between Getty Investments L.L.C., Getty Images, Inc. and Getty Communications plc (the “Option Agreement”).

     The foregoing descriptions of the Fifth Amendment, the New Getty Investments Company Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits 1, 2 and 3, respectively. Each of the Old Getty Investments Company Agreement, including amendments through October 5, 2003, the Stockholders Agreement, the Registration Rights Agreement, the Indemnity Agreement and the Option Agreement is described in and filed with the original 13D or in amendments thereto.

   Item 7. Materials To Be Filed As Exhibits

Description	Exhibit Number

Fifth Amendment to Restated Limited Liability Company Agreement, dated as of	1
July 1, 2004, among the Trustee of the Cheyne Walk Trust, the Trustees of the
Orpheus Trust, the Trustees of the Pleiades Trust, the Trustees of the Ronald Family
Trust A, the Trustees of the Ronald Family Trust B, and Getty Investments L.L.C.

Operating Agreement of Getty Investments Continuation L.L.C., dated as of	2
October 4, 2006, among the Trustee of the Cheyne Walk Trust, the Trustees of the
Ronald Family Trust A, and the Trustees of the Ronald Family Trust B

Merger Agreement, dated as of October 4, 2006, among Getty Investments	3
Continuation L.L.C. and Getty Investments L.L.C.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2006

Date

/s/ Jan D. Moehl

Signature

Jan D. Moehl / Officer

(Name/Title)

Schedule I is hereby amended and restated as follows:

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Getty Investments, L.L.C. are set forth below. Unless otherwise noted, each of these persons is a United States citizen. Their respective business addresses are set forth below.

NAME	POSITION WITH GETTY	PRINCIPAL OCCUPATION
INVESTMENTS

Mark H. Getty	Chairman of the Board,	Executive Chairman of the Board of Getty
(Irish citizenship)	Director	Images, Inc.
601 N. 34th Street
Seattle, WA 98103

Jonathan D. Klein	Director	Chief Executive Officer of Getty Images, Inc.
(United Kingdom citizenship)		601 N. 34th Street
Seattle, WA 98103

Tara G. Getty	Director	President
(Irish citizenship)		Zuka Holdings LLC
1325 Airmotive Way, Suite 262
Reno, NV 89502

Alexander Waibel	Director	Executive Director
(Austrian citizenship)		BMD Textiles (Pty) Ltd.
108 De Waal Road
Diep River
7800 Cape
Republic of South Africa

Pierre du Preez	Director	Vice President
(South African citizenship)		GFT LLC
1325 Airmotive Way, Suite 262
Reno, NV 89502

Jan D. Moehl	Officer	Chief Operating Officer
Cheyne Walk Trust
1325 Airmotive Way, Suite 262
Reno, NV 89502

Description	Exhibit Number

Fifth Amendment to Restated Limited Liability Company Agreement, dated as of	1
July 1, 2004, among the Trustee of the Cheyne Walk Trust, the Trustees of the
Orpheus Trust, the Trustees of the Pleiades Trust, the Trustees of the Ronald Family
Trust A, the Trustees of the Ronald Family Trust B, and Getty Investments L.L.C.

Operating Agreement of Getty Investments Continuation L.L.C., dated as of	2
October 4, 2006, among the Trustee of the Cheyne Walk Trust, the Trustees of the
Ronald Family Trust A, and the Trustees of the Ronald Family Trust B

Merger Agreement, dated as of October 4, 2006, among Getty Investments	3
Continuation L.L.C. and Getty Investments L.L.C.